Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division settling charges connected with excessive short term trading by Putnam employees and, in the case of the charges brought by the Massachusetts
Securities Division, by participants in some
Putnam administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders and the funds. The amount will be allocated to shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts
Securities Division.

The Securities and Exchange Commissions and
Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain
Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

On March 23, 2005, Putnam Management entered into a settlement with the Securities and Exchange Commission resolving its inquiry into Putnam Managements alleged failure to fully and Effectively disclose a former brokerage allocation practice to the Board of Trustees and shareholders of the Putnam funds. This practice, which Putnam
Management ceased as of January 1, 2004, involved allocating a portion of the brokerage on mutual fund portfolio transactions to certain broker dealers who sold shares of Putnam mutual funds.
Under the settlement order, Putnam Management has paid a civil penalty of $40 million and disgorgement of $1 to the Securities and Exchange
Commission for distribution to certain Putnam funds pursuant to a plan approved by the Securities and Exchange Commission. As part of the settlement, Putnam Management neither admitted nor denied any wrongdoing. Although Putnam High Income
Securities Fund will not receive any portion of Those amounts, Putnam Management has elected to Make a voluntary additional payment of $5,080 to The fund in connection with the settlement order. This amount, which is reflected in Other income on the Statement of operations, was calculated on the same basis, and will be paid at the same time, as amounts allocated to other
Putnam funds pursuant to the distribution plan.

Putnam Management and Putnam Retail
Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain
Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam
Management and Putnam Retail Management
have contested the plaintiffs claims and the matter is currently pending in the U.S. District
Court for the District of Massachusetts. Based on currently available information, Putnam
Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Managements and Putnam
Retail Managements ability to provide services to their clients, including the fund.